Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-126811 August 24, 2007

Relative Performance Securities
Efficient Access to Long-Short Trading Strategy
Barclays Bank PLC Notes Linked to the Relative Performance of the S&P 500® Index and the Russell 2000® Index due on or about September 30, 2008

Investment Description

These Relative Performance Securities (the “Notes”) are designed for investors who believe the S&P 500® Index (the “Long Index”) will outperform the Russell 2000® Index (the “Short Index”) over the term of the Notes. The Notes provide enhanced returns by multiplying any amount by which the Long Index outperforms the Short Index by a percentage expected to be between 140% and 155% (to be determined on the trade date). If the Long Index underperforms the Short Index, you will lose 1% of the principal amount of your Notes for every 1% amount by which the Long Index underperforms the Short Index—you could lose some or all of your initial investment.

Features

❑	Access to Long-Short Trading Strategy—The Notes provide enhanced returns if the Long Index outperforms the Short Index with 1-for-1 exposure to any underperformance.

❑	Potential to Benefit in Rising and Falling Markets—Investors may receive a positive return if both indices rise or if both indices fall, as long as the Long Index outperforms the Short Index.

Key Dates[1]

Trade Date:	September 25, 2007

Settlement Date:	September 28, 2007

Final Valuation Date[2]:	September 25, 2008

Maturity Date[2]:	September 30, 2008

CUSIP:	06739H818

ISIN:	US06739H8189

1

Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

2

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Security Offering

We are offering Relative Performance Securities Linked to the Relative Performance of the S&P 500® Index and the Russell 2000® Index. The Notes are our senior unsecured obligations and offered at a minimum investment of $1,000.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC

Per Note	100%	1.25%	98.75%

Total	$	$	$

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Notes

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

®	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:
http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Notes” refers to the Performance Securities with Partial Protection Linked to a Global Index Basket that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if:

®	You are comfortable making an investment based upon relative rather than absolute index performance.

®	You believe that the Long Index will outperform the Short Index over the term of the Notes.

®	You are willing to hold the Notes to maturity.

®	You are willing to be exposed to the risk of loss of some or all of your investment.

®	You do not seek current income from this investment.

®	You are willing to invest in the Notes based on the range indicated for the participation rate (the actual participation rate will be determined on the trade date).

The Notes may not be suitable for you if:

®	You are not comfortable making an investment based upon relative rather than absolute performance.

®	You believe the Short Index will outperform the Long Index over the term of the Notes.

®	You are unable or unwilling to hold the Notes to maturity.

®	You are unwilling to be exposed to the risk of loss of some or all of your investment.

®	You seek current income from your investments.

®	You seek an investment for which there will be an active secondary market.

®	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

Indicative Terms[1]

Issuer:	Barclays Bank PLC (rating)[2]

Issue Price:	$10 per Note

Term:	12 months and 1 day

Reference Assets[3]:	S&P 500® Index (the “Long Index”) (Bloom-berg ticker symbol “SPX <Index>“) and the Russell 2000® Index (the “Short Index”) (Bloomberg ticker symbol “RTY <Index>“).

Participation Rate:	140% to 155%. The actual participation rate will be determined on the trade date.

Payment at Maturity (per $10):	If the Long Index Return is greater than the Short Index Return, you will receive:
$10 + ($10 x Participation Rate x Relative Performance)
If the Long Index Return and the Short Index Return are equal, you will receive $10 per Note. If the Short Index Return is greater than the Long Index Return, you will receive:
$10 + ($10 x Relative Performance)
You will lose some or all of your investment, if the relative performance is negative, and the Notes do not guarantee any return of princi- pal at maturity.

Relative Performance:	Long Index Return – Short Index Return

Index Return for Each Index (the “Long Index Return” and the “Short Index Return”):	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level[4]:	, for the Long Index and , for the Short Index.

Index Ending Level[5]:	The closing level of each respective Index on the final valuation date.

Business Day Convention:	Modified following.

Calculation Agent:	Barclays Bank PLC

Settlement:	DTC; global notes.

Determining Payment at Maturity

Calculate the percentage change from the index starting level to the index ending level for each of the Long Index and the Short Index.

You will receive a cash payment that provides you with a return per $10 Note principal amount equal to the relative performance multiplied by the participation rate of 140% to 155% (actual participation rate to be determined on the trade date). Accordingly, if the Long Index Return is greater than the Short Index Return, you payment at maturity per $10 Note will be calculated as follows:

$10 + ($10 x Participation Rate x
Relative Performance)

You will receive $10 per $10 Note that you hold at maturity.

If the Short Index Return is greater than the Long Index Return, you will lose 1% of the principal amount of your Notes for every 1% decline in the relative performance. Accordingly, your payment at maturity per $10 Note principal amount will be calculated as follows:

$10 + ($10 x Relative Performance)

You will lose some or all of your investment at maturity if the
Short Index Return is greater than the Long Index Return.

[1]	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

[2]

Barclays Bank PLC is rated AA by Standard & Poor’s and Aa1 by Moody’s. A credit rating reflects the creditworthiness of Barclays Bank PLC and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

[3]	For a description of adjustments that may affect one or more reference assets, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

[4]	The term Initial Level, as defined in the prospectus supplement.

[5]	The term Final Level, as defined in the prospectus supplement.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a principal amount per Note of $10, Long Index starting level of 1,445.55, Short Index starting level of 787.45 and participation rate of 147.50% (the midpoint of the range).

Example 1—On the final valuation date, the Long Index closes at 1,734.66, which is 20% above the index starting level of 1,445.55, and the Short Index closes at 748.08, which is 5% below the index starting level of 787.45.

Since the Long Index Return is greater than the Short Index Return and the relative performance is positive, at maturity investors will receive a cash payment of $13.63 per $10 principal amount of Notes (36.88% total return on Notes).

$10 + ($10 x Participation Rate x Relative Performance)
$10 + $10 x 147.50% x (20% – (–5%))
$10 + $10 x 147.50% x 25% = $13.69

Example 2—On the final valuation date, the Long Index closes at 1,734.66, which is 20% above the index starting level of 1,445.55, and the Short Index closes at 944.94, which is 20% above the index starting level of 787.45.

Since the Long Index Return and the Short Index are equal and the relative performance is zero, at maturity investors will receive a cash payment of $10 per $10 principal amount of Notes (0% total return on Notes).

$10 + ($10 x Relative Performance)
$10 + $10 x (20% – 20%)
$10 + $10 x 0% = $10

Example 3—On the final valuation date, the Long Index closes at 1,590.11, which is 10% above the index starting level of 1,445.55, and the Short Index closes at 944.94, which is 20% above the index starting level of 787.45.

Since the Short Index Return is greater than the Long Index Return and the relative performance is negative, at maturity investors will receive a cash payment of $9 per $10 principal amount of Notes (–10% total return on Notes).

$10 + ($10 x Relative Performance)
$10 + $10 x (10% – 20%)
$10 + $10 x (–10%) = $9

Example 4—On the final valuation date, the Long Index closes at 1,084.16, which is 25% below the index starting level of 1,445.55, and the Short Index closes at 629.96, which is 20% below the index starting level of 787.45.

Since the Long Index Return is less than the Short Index Return and the relative performance is negative, at maturity investors will receive a cash payment of $9.50 per $10 principal amount of Notes (–5% total return on Notes).

$10 + ($10 x Relative Performance)
$10 + $10 x (–25% – (–20%))
$10 + $10 x –5% = $9.50

Example 5—On the final valuation date, the Long Index closes at 1,373.27, which is 5% below the index starting level of 1,445.55, and the Short Index closes at 629.96, which is 20% below the index starting level of 787.45.

Since the Long Index Return is greater than the Short Index Return and the relative performance is positive, at maturity investors will receive a cash payment of $12.21 per $10 principal amount of Notes (22.13% total return on Notes).

$10 + ($10 x Participation Rate x Relative Performance)
$10 + $10 x 147.5% x (–5% – (–20%))
$10 + $10 x 147.5% x 15% = $12.21

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the relative performance. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the Notes should be treated in the manner described above. For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Alternatively, it is possible that your Notes could be treated as an investment unit consisting of a debt instrument and an option.

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in either of the applicable Indices or in any of the component stocks underlying the applicable Indices. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

®

You Will Lose Some or All of Your Principal If the Relative Performance Is Negative—The Notes do not guarantee any return of principal. The return on the Notes at maturity is solely dependent on the relative performance, which is the Long Index Return minus the Short Index Return. The absolute performance levels of the Indices are not relevant to the return on the Notes. Consequently, you will not realize a positive return on your investment in the Notes, unless the relative performance is positive. A negative relative performance will result in the loss of some or all of your investment. A negative relative performance will result any time that (i) the Short Index Return exceeds the Long Index Return, even if each of the Long Index Return and Short Index Return are positive amounts or (ii) the decrease in the level of the Short Index is less than the decrease in the Long Index when the Long Index Return and Short Index Returns are negative amounts.

®

The Notes Do Not Represent an Investment in a Basket of the Indices—The Notes do NOT represent an investment in a basket of the Indices. The relative performance will be negative, and you will lose some or all of your principal, if the Short Index Return exceeds the Long Index Return, regardless of the performance of each of the Indices in absolute terms. The benefit to you of any increase in the level of the Long Index may be offset or negated entirely by increases in the level of the Short Index. You will not benefit from any increase in the level of the Short Index, regardless of the performance of the Long Index, and even a decline in the level of the Short Index may not benefit you unless the Long Index declines by a lesser amount, because the return on the Notes is solely dependent on the relative performance of the Indices.

®

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any Index would have.

®

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity for each issue of the offered Notes described in this free writing prospectus is based on the full principal amount of such Notes, the original issue price of the Notes includes the agents’ commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Bank PLC or its affiliates will be willing to purchase Notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

®

Dealer Incentives—UBS Financial Services, Inc., Barclays Bank PLC, our affiliates and agents act in various capacities with respect to the Notes. UBS Financial Services, Inc., Barclays Capital Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of $0.125 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

®

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

®

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

®

Potentially inconsistent research, opinions or recommendations by Barclays—We or our affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the basket indices to which the Notes are linked.

®

Many Economic and Market Factors Will Affect the Value of the Notes—In addition to the relative levels of the Indices on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

®	the expected volatility of the Indices;

®	the time to maturity of the Notes;

®	the market price and dividend rate on the component stocks underlying the Indices;

®	interest and yield rates in the market generally and in the markets of the component stocks underlying the Indices;

®	a variety of economic, financial, political, regulatory or judicial events;

®	supply and demand for the Notes; and

®	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Index Performances

The graph below illustrates the historical performance of the Long Index compared to the historical performance of the Short Index from January 4, 2002 to August 15, 2007. Historical relative performance should not be taken as an indication of future performance.

S&P 500 Index and Russell 2000 Index Comparison
Janaury 4, 2002 – August 15, 2007

Source: Barclays Capital

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

S&P 500® Index (the “Long Index”)

We have derived all information contained in this free writing prospectus regarding the S&P 500® Index (the “S&P 500 Index”), including, without limitation, its make up, its method of calculation and changes in its components and its historical closing values, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“S&P”). The S&P 500 Index is calculated, maintained and published by S&P. The S&P 500 Index is reported by Bloomberg under the ticker symbol “SPX <Index>“.

The S&P 500 Index is intended to provide an indication of the pattern of stock price movement. The daily calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the S&P 500 Index

S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P for new additions include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market value of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market price and trading activity of the common stock of that company. The ten main groups of companies that comprise the S&P 500 Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this the return on the Notes will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

As of September 16, 2005, S&P has used a full float-adjusted formula to calculate the S&P 500 Index. With a float-adjusted index, the share counts used in calculating the S&P 500 Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares.

The float-adjusted S&P 500 Index is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor and (2) the index divisor.

The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

®	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

®	holdings by government entities, including all levels of government in the United States or foreign countries; and

®

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

In cases where holdings in a group as described above exceeds 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index’s calculation. In addition, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are, however, considered part of the float.

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior. Corporate actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied on the close of trading on the day after the ex-date. Changes in investable weight factors of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in investable weight factors will be made annually, in September when investable weight factors are reviewed.

As discussed above, the value of the S&P 500 Index is the quotient of (1) the total float-adjusted market capitalization of the S&P 500 Index’s constituents (i.e., the sum of the products of (a) the price of each com-

mon stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spinoffs. The index divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the S&P 500 Index since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, like stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require adjustments to the index divisor.

Additional information on the S&P 500 Index is available on the following website: http://www.standardandpoors.com.

License Agreement

We have entered into a non-exclusive license agreement with S&P whereby we, in exchange for a fee, are permitted to use the S&P 500 Index in connection with certain securities, including the Notes. We are not affiliated with S&P; the only relationship between S&P and us is any licensing of the use of S&P’s indices and trademarks relating to them.

The license agreement between S&P and Barclays Bank PLC provides that the following disclaimer must be set forth herein:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P 500® Index (the “S&P 500 Index”) to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS

OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500” are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Historical Information

The following graph sets forth the historical performance of the S&P 500 Index based on the weekly closing levels of the S&P 500 Index from January 4, 2002 through August 10, 2007. The closing level on August 20, 2007 was 1,445.55.

We obtained the closing levels of the S&P 500 Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the S&P 500 Index will result in the return of any of your initial investment.

S&P 500 Index Historical Performance
Janaury 4, 2002 – August 15, 2007

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Russell 2000® Index (the “Short Index”)

We have derived all information contained in this free writing prospectus regarding the Russell 2000® Index (the “Russell 2000 Index”), including, without limitation, its make up, its method of calculation and changes in its components and its historical closing values, from publicly available information. Such information reflects the policies of, and is subject to change by, the Frank Russell Company (“Frank Russell”). The Russell 2000 Index was developed by Frank Russell and is calculated, maintained and published by Frank Russell. The Russell 2000 Index is reported by Bloomberg under the ticker symbol “RTY <Index>“.

The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market. It measures the composite price performance of stock of 2,000 companies (the “Component Stocks”) domiciled in the United States and its territories. All 2000 stocks trade on a major U.S. stock exchange. The Russell 2000 comprises the 2,000 smallest companies of the Russell 3000® Index (the “Russell 3000”) and represents approximately 8% of its total market capitalization. The Russell 3000, in turn comprises the 3000 largest U.S. companies as measured by total market capitalization, which together represent approximately 98% of the U.S. equity markets open to public investment.

Selection of Stocks Underlying the Russell 2000

Security Inclusion Criteria

Below are the requirements to be eligible for inclusion in the Russell 3000, and, consequently, the Russell 2000 Index:

®

U.S. Incorporated Companies and U.S. Benefit Driven Incorporated Companies. U.S. incorporated companies are eligible for inclusion. Beginning during reconstitution 2007, companies incorporated in the following countries/regions are also reviewed for eligibility: Bahamas, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherland Antilles and Panama. Companies incorporated in these regions are considered benefit driven incorporations (“BDIs”) because they typically incorporate in these regions for operations, tax, political or other financial market benefits. A company incorporated in these regions is specifically considered eligible for the Russell 3000 if it meets one of the following criteria:

®	its headquarters are in the United States; or

®	its headquarters are in the BDI designated country/region, but the primary exchange for its local shares is in the United States.

American Depositary Receipts are not eligible for inclusion. Headquarters and primary exchange will be analyzed once a year during reconstitution unless the security is de-listed for the U.S. exchange.

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Trading Requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheets or over-the-counter (OTC) traded securities are not eligible for inclusion.

®	Minimum Trading Price. Stock must trade at or above $1.00 on their primary exchange on May 31 to be eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. However, if a stock falls below $1.00 intra-year, it will not be removed from the index until the next reconstitution, if it is still trading below $1.00.

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Company Structure. Royalty trusts, limited liability companies, closed-end investment companies and limited partnerships are excluded from inclusion in the Russell 3000® Index. Business development companies (BDCs) are eligible.

®	Shares Excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights and trust receipts are not eligible for inclusion.

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Deadline for Inclusion. Stocks must be listed on May 31 and Frank Russell must have access to documentation verifying the company’s eligibility for inclusion. This information includes corporate description, incorporation, shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion quarterly.

Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and its lack of liquidity.

All Russell indices, including the Russell 2000 Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on May 31 of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30th day of June, reconstitution will occur the Friday prior.

Market Capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Russell 2000, is total market capitalization, defined as the number of total outstanding shares of common stock multiplied by the price of such common stock at the annual reconstitution on May 31. Total market capitalization is determined by combining total outstanding shares times the market price as of May 31 for those eligible at annual reconstitution. IPO eligibility is determined each quarter.

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Determining Total Shares Outstanding. Only common stock is used to determine market capitalization for a company. Any other form of shares, including: preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

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Determining Price. During each annual reconstitution, the last traded price on May 31 of that year from the primary exchange is used to determine market capitalization. In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price. The common share class with the highest trading volume, price and float-adjusted shares outstanding (or highest combination of the three) will be considered the primary trading vehicle.

Capitalization Adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in all Russell indices, including the Russell 2000 Index, by their available (also called float-adjusted) market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization. Adjustments are based on information recorded in Securities and Exchange Commission (SEC) corporate filings or other reliable sources in cases of missing or questionable data:

®	Cross ownership. Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

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Large corporate and private holdings. Shares held by another listed company (non-member) or private individuals will be adjusted if greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual, a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds.

®	ESOP or LESOP shares. Corporations that have ESOPs or LESOPs that comprise 10% or more of the shares outstanding are adjusted.

®	Unlisted share classes. Classes of common stock that are not traded on a U.S. exchange.

®	IPO lock-ups. Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

Corporate Actions Affecting the Russell 2000 Index

Changes to all Russell U.S. indices, including the Russell 2000 Index, are made when an action is final. To determine if an action is complete, Frank Russell uses a variety of reliable public sources. The sources of this information include: company press releases, SEC filings, exchange notifications, Bloomberg or other sources determined to be reliable. If it is determined that an action was not final after communication was given to clients, the changes to the index will still occur.

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“No Replacement” Rule. Securities that leave the Russell 2000 Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000 Index over a year may fluctuate according to corporate activity.

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Mergers and Acquisitions. Merger and acquisition activity results in changes to the membership and weighting of members within the Russell 2000 Index. Merger and acquisition activity is applied to the Russell 2000 Index after the action is determined to be final. The action will either be applied after the close of the current day (t) or the following day (t+1) depending upon the time it is determined that an action is final.

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Re-Incorporations. Members of the Russell 2000 Index who are re-incorporated to another country are deleted from the Russell 2000 Index when the re-incorporation is final. Members of the Russell Global index re-incorporating to the United States (territory or BDI) will be added to the Russell 3000E® Index (the broadest Russell U.S. index) when the re-incorporation is final and may then be included in the Russell 2000 if its market capitalization warrants such inclusion. Companies who are not members of the Russell Global index and re-incorporate into the United States will be reviewed for eligibility at the next reconstitution.

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Re-Classifications of Shares (Primary Vehicles). The primary vehicle share class is typically re-examined at reconstitution for a major corporate action event or the issuance of a new share class. For changes in the primary vehicle outside of reconstitution, a determination will be made one day prior to implementation of a change.

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Rights Offerings. Rights offered to shareholders are reflected in the Russell 2000 the date the offer expires for non-transferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right and shares are increased according to the terms of the offering on that day.

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Changes to Shares Outstanding. Changes to shares outstanding due to buyback (including Dutch Auctions), secondary offerings, merger activity with a non-Russell 2000 member and other potential changes are updated at the end of the month which the change is reflected in vendor supplied updates and verified by Frank Russell using an SEC filing. For a change in shares to occur, the cumulative change to shares outstanding must be greater than 5%.

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Spin-Offs. The only additions between reconstitution dates are as a result of spin-offs and IPOs. Spin-off companies are added to the parent company’s index and capitalization tier of membership if the spin-off company is large enough.

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Tender Offers. A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined the company will finalize the process with a short form merger. Shares of the acquiring company, if a member of the Russell 2000, Index will be increased simultaneously.

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Delisting. Only companies listed on U.S. exchanges are included in the Russell 2000 Index. Therefore, when a company is delisted from a U.S. exchange and moved to OTC, the company is removed from the Russell 2000 Index.

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Bankruptcy. Companies who file for Chapter 7 liquidation bankruptcy will be removed from the Russell 2000 Index at the time of the bankruptcy filing. Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Russell 2000

Index, unless delisted from their primary exchange. In that case, normal delisting rules will apply.

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Stock Distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date. In both cases, a price adjustment is made on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

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Dividends. Gross dividends are included in the daily total return calculation of the Russell 2000 Index based on their ex-dates. The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date.

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Halted Securities. Halted securities are not removed from the Russell 2000 Index until the time they are actually delisted from the exchange. If a security is halted, it remains in the Russell 2000 Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Russell 2000 Index is available on the following website: http://www.russell.com.

License Agreement

We have entered into a non-exclusive license agreement with Frank Russell whereby we, in exchange for a fee, are permitted to use the Russell 2000 Index in connection with certain securities, including the Notes. We are not affiliated with Frank Russell; the only relationship between Frank Russell and us is any licensing of the use of Frank Russell’s indices and trademarks relating to them.

The license agreement between Frank Russell and Barclays Bank PLC provides that the following language must be set forth.

The Notes are not sponsored, endorsed, sold, or promoted by Frank Russell Company (“Frank Russell”). Frank Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000® Index (the “Russell 2000 Index”) to track general stock market performance or a segment of the same. Frank Russell’s publication of the Russell 2000 Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000 Index is based. Frank Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of Frank Russell and of the Russell 2000 Index which is determined, composed and calculated by Frank Russell without regard to Barclays Bank PLC and its affiliates or the Notes. Frank Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Frank Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Frank Russell and have been licensed for use by Barclays Bank PLC. The Notes not sponsored, endorsed, sold, or promoted by Frank Russell and Frank Russell makes no representation regarding the advisability of investing in the Notes.

Historical Information

The following graph sets forth the historical performance of the Russell 2000 Index based on the weekly closing levels of the Russell 2000 Index from January 4, 2002 through August 10, 2007. The closing level on August 20, 2007 was 787.45.

We obtained the closing levels of the Russell 2000 Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Russell 2000 Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the Russell 2000 Index will result in the return of any of your initial investment.

Russell 2000 Index Historical Performance
Janaury 4, 2002 – August 15, 2007

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of the free writing prospectus, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.